UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO §§ 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO §§ 240.13d-2(a)

(Amendment No. 2)*

Sun River Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86686U 103

(CUSIP Number)

LPC Investment, LLC

 Kevin Paul, Member and Manager

200 South Wilcox Street

Castle Rock, CO 80104

(303) 908-4829

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons LPC Investment, LLC (beneficially owned by Kevin Paul)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,900,139

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 1,900,139

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person LPC Investment, LLC 1,900,139 (beneficially owned by Kevin Paul) Kevin Paul as custodian for a minor – 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) LPC Investment, LLC (beneficially owned by Kevin Paul) Kevin Paul

This Amendment No. 2 amends the Report on Schedule 13D originally filed with the Securities and Exchange Commission on May 31, 2007, as amended by Schedule 13D filed on April 8, 2010 with respect to corrections to the Date of Sale on Schedule A annexed hereto.  Accordingly, Schedule A annexed hereto is amended and restated in its entirety.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2010
Date

LPC Investment, LLC

/s/ Jeffrey M. Knetsch
By: Jeffrey M. Knetsch
Attorney-In-Fact

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule A

The following table discloses the transactions in shares of Common Stock of the Issuer by the Reporting Persons which have occurred since the Schedule 13D was filed on May 31, 2007.  All transactions were made in the open market, except for the transaction that occurred on 4/6/10 which was a gift.  The price per share listed below is a weighted average price.  This common stock was sold in multiple transactions.

	Date of Purchase/	Number of Shares	Price Per
Party	Sale	of Common Stock	Share ($)

By Son	10/30/08	1,093	$0.495
By Son	11/5/08	500	$0.490
By Son	2/6/09	5,000	$0.55
By Son	4/17/09	4,000	$1.175
By Son	4/20/09	500	$1.15
By Son	4/21/09	500	$1.31
By Son	4/29/09	500	$1.60
By Son	5/4/09	4,106	$1.881
By Son	5/5/09	3,101	$1.99
By Son	6/3/09	1,000	$2.40
By Son	6/4/09	500	$2.49
By Son	6/5/09	300	$2.50
By Son	9/14/09	100	$2.28

Total		21,200

By LPC Investment LLC	5/5/09	20,000	$1.943
By LPC Investment LLC	5/6/09	7,500	$1.93
By LPC Investment LLC	5/7/09	8,600	$1.898
By LPC Investment LLC	5/8/09	3,900	$1.90
By LPC Investment LLC	5/11/09	5,000	$1.838
By LPC Investment LLC	5/12/09	2,500	$1.843
By LPC Investment LLC	5/13/09	15,000	$2.008
By LPC Investment LLC	5/14/09	20,000	$2.009
By LPC Investment LLC	5/15/09	12,500	$2.083
By LPC Investment LLC	5/18/09	7,500	$1.909
By LPC Investment LLC	5/19/09	20,000	$1.868
By LPC Investment LLC	5/20/09	3,500	$1.808
By LPC Investment LLC	5/21/09	4,500	$1.80
By LPC Investment LLC	5/22/09	4,500	$1.81
By LPC Investment LLC	5/26/09	8,380	$1.806
By LPC Investment LLC	5/29/09	6,620	$2.318
By LPC Investment LLC	10/26/09	3,711	$2.073
By LPC Investment LLC	10/27/09	2,000	$2.025
By LPC Investment LLC	10/28/09	9,500	$2.001
By LPC Investment LLC	11/2/09	3,500	$2.003
By LPC Investment LLC	11/3/09	5,500	$2.005
By LPC Investment LLC	11/20/09	1,000	$1.75
By LPC Investment LLC	11/24/09	2,000	$1.74
By LPC Investment LLC	12/2/09	500	$1.70
By LPC Investment LLC	12/8/09	10,000	$1.50
By LPC Investment LLC	12/14/09	5,500	$1.845
By LPC Investment LLC	12/15/09	3,000	$1.84
By LPC Investment LLC	12/16/09	1,000	$1.825
By LPC Investment LLC	12/24/09	8,500	$1.73
By LPC Investment LLC	12/28/09	1,000	$1.725
By LPC Investment LLC	12/29/09	5,000	$1.677
By LPC Investment LLC	12/30/09	1,000	$1.70
By LPC Investment LLC	12/31/09	2,000	$1.612
By LPC Investment LLC	1/13/10	2,400	$1.65
By LPC Investment LLC	1/14/10	7,200	$1.613
By LPC Investment LLC	1/15/10	7,000	$1.65
By LPC Investment LLC	1/20/10	1,000	$1.65
By LPC Investment LLC	1/22/10	4,500	$1.65
By LPC Investment LLC	1/27/10	3,150	$1.60
By LPC Investment LLC	1/28/10	2,500	$1.653
By LPC Investment LLC	2/4/10	500	$1.64
By LPC Investment LLC	2/5/10	7,000	$1.628
By LPC Investment LLC	2/8/10	500	$1.62
By LPC Investment LLC	2/9/10	1,500	$1.62
By LPC Investment LLC	2/12/10	9,500	$1.568
By LPC Investment LLC	3/5/10	1,500	$1.57
By LPC Investment LLC	3/11/10	6,900	$1.623
By LPC Investment LLC	4/6/10	30,000	$0
(This transaction was a gift).

Total		299,861